

July 11, 2014

<u>Via E-mail</u>
Nikolas P. Tsakos
Chief Executive Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

> **Re: Tsakos Energy Navigation Limited**
> **Registration Statement on Form F-3**
> **Filed June 17, 2014**
> **File No. 333-196839**

Dear Mr. Tsakos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement Cover Page</u>

1. Refer to footnote (5) to the Calculation of Registration Fee table. Please explain the reference to Rule 416(c), which applies to registration statements on Form S-8. Alternatively, clarify what subsection of Rule 416 you are relying on, and track the language of that subsection.

<u>Prospectus Summary, page 4</u>

2. We note your disclosure on pages 11 and 90 of your Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in exhibit 99.1 to the Form 6-K filed June 13, 2014 that you were not in compliance with certain financial covenants contained in your loan and credit facility agreements at December 31, 2013 and March 31, 2014. Please quantify each financial covenant and disclose the actual ratio as of the most recent

measurement date for each financial covenant for which you are noncompliant or have received waivers.

Description of Securities We May Offer, page 9

3. We note that you contemplate offering warrants and purchase contracts which may consist of securities of third parties. Please explain to us what plans you have for issuing these warrants and purchase contracts and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent that you offer warrants and purchase contracts consisting of securities of third parties, please have counsel revise its legality opinion to address the legality of each component of the warrants or purchase contracts. Alternatively, please remove any language regarding the offering of warrants or purchase contracts consisting of securities of third parties.

Exhibit 5.1

4. Refer to opinion 3 on page 4. To the extent preferred shares purchase rights have already been issued, please have counsel revise this opinion to clarify that those preferred share purchase rights *are* valid and binding obligations of the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
        Stephen P. Farrell, Esq.
        Morgan, Lewis & Bockius LLP